December 14, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (770) 752-5939

Derek V. Smith
Chairman and Chief Executive Officer
ChoicePoint, Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005

>   **Re: ChoicePoint, Inc.**
>   **Definitive 14A**
>   **Filed March 21, 2007**
>   **File No. 001-13069**

Dear Mr. Smith:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 28, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment 6 with respect to contingent performance goals. We reissue this comment. Please tell us in more detail how your competitors could use this information to your detriment.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor